UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-180524-04
NPC RESTAURANT HOLDINGS, LLC
(Exact name of registrant as specified in its charter)
7300 West 129th Street Overland Park, Kansas 66213 (913) 327-5555
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
10 1/2% Senior Notes due 2020*
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(l)(i)	☒
Rule 12h-3(b)(l)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	28

* Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the duty of the Registrant to file reports under Section 15(d) of the Exchange Act was automatically suspended commencing with the Registrant’s fiscal year beginning December 26, 2012 because the $190 million of 10.5% Senior Notes due 2020 (the “Notes”) have been held of record by less than 300 persons since that date. The Registrant nevertheless continued to file reports with the Commission on a voluntary basis, but has now ceased filing reports because all of the Notes have been irrevocably called for redemption and the reporting and other obligations under the Indenture, pursuant to which the Notes were issued, were discharged upon depositing funds with the trustee for the Notes in an amount sufficient to pay the entire amount due on redemption of the Notes.
Pursuant to the requirements of the Securities Exchange Act of 1934, NPC Restaurant Holdings, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

	By:	/s/ Troy D. Cook
Date: May 1, 2017		Troy D. Cook
Executive Vice President—Finance and Chief Financial Officer